Exhibit 99.3

LION’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with our accompanying unaudited consolidated financial statements and the related notes included elsewhere in this report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our annual report on Form 20-F/A for the fiscal year ended December 31, 2020 filed with the Securities and Exchange Commission on June 14, 2021. This discussion contains forward looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors” and elsewhere in the prospectus. In this section, references to “we,” “us,” “Lion” and “our” are intended to refer to Lion Group Holding Ltd. and its subsidiaries, unless the context clearly indicates otherwise.

Overview

We are one of the few Chinese investor-focused trading platforms that offer a wide spectrum of products and services. Currently, our business lines include (i) total return swap (TRS) trading business, (ii) contracts for difference (CFD) trading services, (iii) futures and securities brokerage services, and (iv) insurance brokerage services. We provide these services through our all-in-one Lion Brokers Pro app and a variety of other apps available on iOS, Android, PC and Mac platforms. Our clients are mostly well-educated and affluent Chinese investors residing both inside and outside the PRC (excluding the United States), as well as institutional clients in Hong Kong that use our futures trading service.

Our trading platform allows users to trade more than 100 futures products on major futures exchanges worldwide (excluding the PRC), including the Chicago Mercantile Exchange (CME), Singapore Exchange (SGX), the Hong Kong Futures Exchange (HKFE) and Eurex Exchange (Eurex), as well as stocks listed on the New York Stock Exchange (NYSE), Nasdaq and Hong Kong Stock Exchange (HKSE), and PRC stocks listed on the Shanghai Stock Exchange (SSE) and Shenzhen Stock Exchange (SZSE) that are eligible for the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect programs (together, the “Stock Connect”). Our customers may also use our platform to trade various financial products, such as stock indices, commodities, futures, forex, ETFs, warrants and callable bull/bear contracts, on global exchanges or OTC markets.

Additionally, Lion has developed a professional, experienced SPAC sponsorship team to help guide private companies through their listing journey while creating value for Lion and its shareholders. Lion is also committed to building the world's leading one-stop, cross-chain, high-expansion non-fungible token (NFT) marketplace and entering the metaverse space through blockchain technology.

Recent Developments

COVID-19 Impact

In December 2019, COVID-19 emerged and has subsequently spread worldwide. In March 2020, the World Health Organization declared COVID-19 as a pandemic. Like most companies, our various business lines have been adversely impacted by COVID-19. CFD trading volume and futures contract volumes decreased significantly since the beginning of 2020, which was mainly attributable to economic and financial impact brought about by COVID-19 on our customers, causing a decrease in both their willingness to trade and make investments as well as their disposable income allocated making such transactions. Meanwhile, our insurance brokerage businesses were negatively affected as new or existing customers may not be able to travel to Hong Kong to open new futures trading accounts or purchase insurance products. We cannot reasonably estimate the related financial impact to our future financial results given the uncertainties surrounding the duration of the outbreak. We continue to closely monitor the impact and navigate the significant challenges created by the COVID-19 pandemic.

SPACs Sponsorship

In the first half of 2021, we commenced the sponsorship of two SPAC companies, in cooperation with other parties. Currently the SPACs’ registrations statements are going through SEC reviews. We built a professional SPAC sponsorship team, to evolve and develop SPAC sponsorship into a key business line. We expect to derive gain from the appreciation of founder shares upon each SPAC’s initial public offering, and derive gains or losses from the further appreciation or depreciation of founder shares and sponsor units following each SPAC’s merger transaction, at the cost of sponsor’s risk investment.

Other Recent Initiatives – Crypto Mining

We have commenced bitcoin mining operations in late May 2021. We operated a fleet of 5,000 Bitmain’s model S9 Hydro Antminers, with a theoretical maximum total hash rate capacity of 90 PH/s (petahash) deployed as of today. For the six months ended June 30, 2021, we recognized revenue of US$0.2 million from cryptocurrency mining business. Subsequently we have been and will continue to actively seek for low-cost electricity and sustainable energy mining facilities in different regions worldwide.

In the context of the China’s continuous and greater efforts on energy conservation and emission reduction, the large amount of electricity required for mining is becoming increasingly inaccessible. Lately in September 2021, China’s National Development and Reform Commission, People’s Bank of China and several other ministerial departments jointly issued administrative notices on restricting the development of mining activities and preventing the derived financial risks related to cryptocurrency trading hype. The administrative measures included in the notices are aimed at restraining the supply of electricity to the mining business, and ultimately prompting existing mining facilities to gradually withdraw from the mining business. Subsequently, we will continue to actively seek low-cost electricity and sustainable energy mining facilities in different regions around the world.

Launch of NFT Marketplace and Entry into Metaverse Space

We have launched a non-fungible token (“NFT”) trading and community platform called Meta World, which is expected to begin in the fourth quarter of this year. Meta World aims to become the world’s top one-stop, cross-chain, high-expansion NFT marketplace, allowing users to connect and trade with digital currency and a digital wallet linked to its platform. From exploration and creation to pricing, buying and selling, the platform establishes a comprehensive industry chain that uses blockchain to encrypt artworks such as photographs, videos, audios and 3D pieces, as well as other relevant information to generate NFTs. Our deployment into the NFT industry lays a solid foundation to enter the metaverse field.

In August 2021, Lion announced its strategic partnership with Dawa Technology, one of China’s largest communities for VR, AR, XR developers and content creators, to jointly innovate and develop the Metaverse AI tool – “Cloud Production Platform”, and establish a new form of digital market in Metaverse. The Metaverse AI tool will facilitate the creation of the virtual world, making it faster and more convenient.

The Company has adopted a development strategy to focus on NFTs and Metaverse ecosystem in future, in addition to CFD and TRS trading businesses.

Key Components of Results of Operations

Revenue

Our revenues consist of commissions, trading gains (losses), interest income and others. The following table sets forth the breakdown of our revenues by nature in dollar amount and as percentages of total revenues for the periods indicated.

	Six months ended June 30,
	2021		2020
	US$	%	US$	%
	(Unaudited)		(Unaudited)
Commissions
Market making commissions and fees	1,069,656	29.7	2,717,614	42.3
Insurance brokerage commissions	295,343	8.2	638,574	9.9
Futures and securities brokerage commissions	1,178,062	32.7	565,517	8.8
Trading gains/(losses)	1,466,873	40.7	2,337,607	36.4
Interest and others	(409,637)	(11.3)	171,204	2.6
Total	3,600,297	100.0	6,430,516	100.0

Our revenues are generated from our business lines, TRS trading business, CFD trading services, futures and securities brokerage services and insurance brokerage services. The following table sets forth the breakdown of our revenues by business lines in absolute amounts and as percentages of total revenues for the periods indicated.

	Six months ended June 30,
	2021		2020
	US$	%	US$	%
			(Unaudited)
TRS trading and CFD trading services	2,949,525	81.9	5,126,239	79.7
Futures and securities brokerage services	1,212,222	33.6	617,242	9.6
Insurance brokerage services	295,340	8.2	638,574	9.9
Others	(856,790)	(23.7)	48,461	0.8
Total	3,600,297	100.0	6,430,516	100.0

TRS trading and CFD trading services income

We officially began offering total return swap (TRS) trading services to customers in July 2020. Revenue generated from TRS trading services includes (i) trading gains/(losses) from our proprietary TRS trading activities; (ii) interest income earned on loans provided to TRS trading customers and (iii) commissions and other income resulting from TRS trading services. Revenues generated from CFD trading services are trading gains and losses from our market making activities where we serve as the counterparty to our clients in CFD transactions. It primarily consists of (i) commissions we charge our clients based on amount of transaction volume, or the number of shares, lots of contracts executed in each order, which generally vary in accordance with the type of products we offer, eligibility for discounts and other factors, (ii) dealing bid/offer spreads on our clients’ CFD transactions, (iii) trading gains/(losses) derived from our managed flow portfolio trading positions where we act as counterparty to our clients’ trades and (iv) interest rate difference between currency pairs we hold resulting from our rolling over forex positions.

Our TRS trading and CFD trading consisting of (i) trading gains/(losses) from our proprietary TRS trading activities, (ii) interest, commissions and other income resulting from TRS trading services, (iii) CFD trading commissions, (iv) CFD bid/offer spreads and trading gains/(losses), and (v) difference in interest rates and other income resulting from CFD trading services, were US$3.6 million, US$0.4 million, US$1.0 million, losses of US$(2.1) million and nil for the six months ended June 30, 2021, respectively and were nil, nil, US$2.7 million, US$2.3 million and US$0.1 million for six months ended June 30, 2020, respectively.

Futures and securities brokerage income

We charge commissions for our futures and securities brokerage services when using our trading platform, which is based on the trading volume of securities or the number of futures contracts executed.

Insurance brokerage services income

Revenues generated from our insurance brokerage services primarily consist of commissions we received from insurance companies based on a percentage of the premium paid by insurance purchasers. Insurance brokerage service has decreased significantly in recent periods, primarily attributable to our strategic shift of business focus, unstable political environment in Hong Kong and COVID-19 impact.

Others

We began the crypto mining activities in May 2021. Our other income primarily consists of gains/(losses) from investment securities, futures and derivatives, crypto mining revenue, interest income earned on short-term loans extended to unrelated third parties and bank deposits, as well as other miscellaneous income received from our clients.

Expenses

The following table sets forth the breakdown of our expenses in dollar amounts and as percentages of total revenues for the periods indicated:

	Six months ended June 30,
	2021		2020
	US$	%	US$	%
			(Unaudited)
Commission and fees expenses	1,189,243	33.0	762,061	11.9
Compensation expenses	2,383,547	66.2	1,486,160	23.0
Communication and technology expenses	947,292	26.3	469,662	7.3
Cost of crypto mining	219,662	6.1	-	-
General and administrative expenses	630,059	17.5	292,788	4.6
Professional fees	990,011	27.4	153,853	2.4
Services fees	2,474,122	68.7	231,785	3.6
Interest expense	942,264	26.1	79,343	1.2
Occupancy expenses	347,660	9.6	323,224	5.0
Marketing	553,758	15.3	199,948	3.2
Depreciation	279,680	7.7	21,992	0.3
Other expenses	312,104	8.6	32,502	0.5
Total	11,269,402	312.5	4,053,318	63.0

Commission expenses

Our commission expenses consist of (i) the commissions and fees we paid to third-party market makers in certain CFD and TRS trading transactions, (ii) referral fees we paid to our insurance referral agents, and (iii) the commissions and fees we paid to prime brokers and clearing houses in certain futures and securities trading transactions. Commission expenses accounted for 33.0% and 11.9% of our revenues in the six months of 2021 and 2020, respectively.

Compensation expenses

Our compensation expenses include salaries, wages, bonuses, medical insurance expenses, contribution to employee retirement plans and other benefits. Compensation expenses accounted for 66.2% and 23.0% of our revenues in the six months of 2021 and 2020, respectively.

Communication and technology expenses

Our communication and technology expenses primarily consist of subscription fees and system fees we paid stock exchanges and third parties trading system vendors, to subscribe for trading systems, market data and news, as well as bandwidth fees and other expenses relating to the telecommunication infrastructure. Communication and technology expenses accounted for 26.3% and 7.3% of our revenues in the six months of 2021 and 2020, respectively.

Cost of crypto mining

Our cost of crypto mining consists primarily of direct costs of earning bitcoins related to mining operations, including electric power costs and other service charges, also including depreciation of mining equipment. Cost of crypto mining accounted for 6.1% of our revenues in the six months of 2021.

General and administrative expenses

Our general and administrative expenses mainly consist of license and registration fees, insurance expenses, utility expenses, travel expenses, meals and entertainment and bank charges, which accounted for 17.5% and 4.6% of our revenues in the six months of 2021 and 2020, respectively.

Professional fees

Our professional fees primarily consist of service fees for legal, accounting, consulting, and other professional services which are needed during the ordinary course of our business operation, representing 27.4% and 2.4% of our revenues in the six months of 2021 and 2020, respectively.

Services fees

Our service fees primarily consist of service fees charged by independent contractors and consultants we hired in our normal business course and one-off special incentive scheme awarded to them, accounting for 68.7% and 3.6% of our revenues in the six months of 2021 and 2020, respectively.

Interest expenses

Our interest expenses primarily consist of amortization of convertible debenture discounts, interest relating to our one-time bridge loans facilitated by us to unrelated third parties, as well as interest we paid for loans borrowed from our TRS trading service business partners, accounting for 26.1% and 1.2% of our revenues in the six months of 2021 and 2020, respectively.

Occupancy expenses

Our occupancy expenses mainly consist of office rental expenses, which accounted for 9.6% and 5.0% of our revenues in the six months of 2021 and 2020, respectively.

Marketing expenses

Our marketing expenses mainly consist of expenses spent in branding, promoting our business, which accounted for 15.3% and 3.2% of our revenues in the six months of 2021 and 2020, respectively.

Depreciation

Our depreciation primarily consists of the depreciation of copyrighted trading software programs which were acquired in the first half of 2021, and other miscellaneous depreciation of office furniture and computers, accounting for 7.7% and 0.3% of our revenues in the six months of 2021 and 2020, respectively.

Other expenses

Our other expenses primarily consist of payment service charges and other miscellaneous expenses. Our other expenses accounted for 8.6% and 0.5% of our revenues in the six months of 2021 and 2020, respectively.

Results of Operations

The following table sets forth a summary of our unaudited condensed consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of our revenues for the periods indicated. This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. Our limited operating history makes it difficult to predict our future operating results. We believe that the period-to-period comparison of operating results should not be relied upon as being indicative of our future performance. Our results for six months ended June 30, 2020 have been restated as a result of the discussion included in the Company’s Current Report on Form 6-K, filed with the SEC on June 11, 2021.

	Six months ended June 30,
	2021		2020 (as restated)
	US$	%	US$	%
	(Unaudited)		(Unaudited)
Revenues
TRS trading and CFD trading services	2,949,525	81.9	5,126,239	79.7
Insurance brokerage services	295,340	8.2	638,574	9.9
Futures and securities brokerage services	1,212,222	33.6	617,242	9.6
Others	(856,790)	(23.7)	48,461	0.8
Total revenues	3,600,297	100.0	6,430,516	100.0

Expenses
Commission and fees expenses	(1,189,243)	(33.0)	(762,061)	(11.9)
Compensation expenses	(2,383,547)	(66.2)	(1,486,160)	(23.0)
Communication and technology expenses	(947,292)	(26.3)	(469,662)	(7.3)
Cost of crypto mining	(219,662)	(6.1)	-	-
General and administrative expenses	(630,059)	(17.5)	(292,788)	(4.6)
Professional fees	(990,011)	(27.4)	(153,853)	(2.4)
Service fees	(2,474,122)	(68.7)	(231,785)	(3.6)
Interest expenses	(942,264)	(26.1)	(79,343)	(1.2)
Occupancy expenses	(347,660)	(9.6)	(323,224)	(5.0)
Marketing	(553,758)	(15.3)	(199,948)	(3.2)
Depreciation	(279,680)	(7.7)	(21,992)	(0.3)
Other expenses	(312,104)	(8.6)	(32,502)	(0.5)
Total expenses	(11,269,402)	(312.5)	(4,053,318)	(63.0)
(Loss)/income from operations	(7,669,105)	(212.5)	2,377,198	37.0
Change in fair value of warrant liabilities	(2,411,429)	(67.0)	414,440	6.4
(Loss)/income before income taxes	(10,080,534)	(279.5)	2,791,638	43.4
Income tax expenses	(54,367)	(1.5)	(3,321)	(0.1)
Net (loss)/income	(10,134,901)	(281.0)	2,788,317	43.3
Other comprehensive income (loss)
Foreign currency translation adjustment	(25,065)	0.6	20,560	0.3
Comprehensive (loss)/income	(10,159,966)	(280.4)	2,808,877	43.6

Non-GAAP Financial Results

The following Non-GAAP financial results, both in absolute amount and as a percentage of our revenues for the periods indicated, are used by management to evaluate our financial performance prior to the deduction of change in fair value of warrant liabilities, stock-based compensation expenses and amortization of debt discounts (see Non-GAAP Financial Measures).

	Six months ended June 30,
	2021		2020
	US$	%	US$	%
Non-GAAP (loss) income before change in fair value of warrant liabilities, stock-based compensation and amortization of debt discounts	(6,748,578)	(187.4)	2,373,877	36.9

Six Months Ended June 30, 2021 Compared to Six Months Ended June 30, 2020

Revenues

Our total revenues decreased by 44.0% from US$6.4 million for the six months ended June 30, 2020 to US$3.6 million for the six months ended June 30, 2021, primarily due to (i) a decrease in market marking commission income and trading gains/(losses), (ii) a decrease in insurance brokerage income, and (iii) a decrease in other income, partially offset by an increase in revenue generated from TRS trading services as well as an increase in futures and securities brokerage income.

TRS Trading Services Income. We officially began offering TRS trading services to customers in July 2020. Revenue generated from TRS trading services for six months in 2021 includes (i) trading gains/(losses) of US$3.6 million from our proprietary TRS trading activities; and (ii) interest income, commissions and other income of US$ 0.4 million resulting from TRS trading services. In the corresponding period of 2020, revenue from TRS trading services was insignificant.

CFD Trading Services Income. Lion derives a substantial portion of income from CFD trading services from a small number of key clients. As a result, earnings generated from our CFD trading services have demonstrated volatility historically. CFD trading gains/(losses) decreased by $4.6 million from trading gains of US$2.4 million for the six months ended June 30, 2020 to trading losses of US$(2.1) million for the six months ended June 30, 2021. Market making commission income decreased by US$1.6 million from $2.7 million for the six months ended June 30, 2020 to $1.1 million for the six months ended June 30, 2021, which was mainly attributable to China’s strengthened restrictions on the promotion and advertisements related to internet financial products and services which has led to a significant decrease in the number of new accounts opened through online advertising. As a result, we began to target Southeast Asian market as our main strategic direction of the CFD trading services business, however, our expansion plans have been delayed due to the sustained impact of COVID-19 in that region. In addition, the rise of crypto currency trading activities in 2021 has diverted potential CFD trading customers.

Futures and Securities Brokerage Income. Revenues from futures and securities brokerage services increased by 96.4% from US$0.6 million for the six months ended June 30, 2020 to US$1.2 million for the six months ended June 30, 2021, primarily due to Hong Kong’s economy rebounded rapidly from the first quarter of 2021 as the global economy improved and the local pandemic subsided. In addition, in the second quarter of 2021, we invited existing and potential customers and held seminars of Investment Opportunities under Global Economic Recovery, and promoted our futures trading business.

Insurance Brokerage Income. Revenues from insurance brokerage services decreased by 53.8% from US$0.6 million for the six months ended June 30, 2020 to US$0.3 million for the six months ended June 30, 2021, primarily due to travel restrictions to Hong Kong stemming from COVID-19 outbreak, which has discouraged our Chinese clients from purchasing insurance products in Hong Kong.

Others. We had a loss of US$(0.9) million generated from other income (loss) for the six months ended June 30, 2021, as compared to US$48,000 for the six months ended June 30, 2020. The decrease in other income was primarily attributed to losses of US$(1.1) million from equity securities investment, partially offset by crypto mining revenue of US$0.2 million in the six months of 2021.

Expenses

Our total expenses increased by 178.0% from US$4.1 million for the six months ended June 30, 2020 to US$11.3 million for the six months ended June 30, 2021, primarily due to increases in service fees, professional fees, compensation expenses, communication and technology, G&A expenses and amortization of debt discounts.

Commission Expenses. Our commission expenses increased by 56.1% from US$0.8 million for the six months ended June 30, 2020 to US$1.2 million for the six months ended June 30, 2021, primarily due to an increase in our futures brokerage commission expenses and an increase in TRS trading commission expenses, partially offset by a decrease in our insurance brokerage commission expenses, which is in line with the overall trench of such businesses.

Compensation Expenses. Our compensation expenses increased by 60.4% from US$1.5 million for the six months ended June 30, 2020 to US$2.4 million for the six months ended June 30, 2021, primarily due to our growing number of employees in line with our business growth, as well as the increase in average compensation and discretionary bonus paid out in 2021.

Communication and Technology Expenses. Our communication and technology expenses increased by 101.7% from US$0.5 million for the six months ended June 30, 2020 to US$0.9 million for the six months ended June 30, 2021 primarily due to an increase in trading service fees and market data fees, which was in line with the launch of our TRS trading services.

Cost of crypto mining. Our cost of crypto mining was US$0.2 million for the six months ended June 30, 2021, which is in line of the launch of our crypto mining operations in May 2021.

General and Administrative Expenses. Our general and administrative expenses increased by 115.2% from US$0.3 million for the six months ended June 30, 2020 to US$0.6 million for the six months ended June 30, 2021, primarily due to an increase in domestic travel expenses, D&O insurance, and Nasdaq listing fees.

Professional Fees. Our professional fees increased by 543.5% from US$0.2 million for the six months ended June 30, 2020 to US$1 million for the six months ended June 30, 2021, primarily due to the accounting, legal, investor relations, and consulting services fees we additionally incurred after we became a public company in June 2020, compared to the corresponding period of 2020, professional fees directly associated with our reverse acquisition with SPAC were charged to equity, instead of earnings.

Services Fees. Our services fees for independent contractors and consultants increased from US$0.2 million for the six months ended June 30, 2020 to US$2.5 million for the six months ended June 30, 2021, as a result of an increased number of contracted service providers needed due to the growth of our business lines such as TRS trading and NFT, as well as a one-off special inventive scheme for the six months ended June 30, 2021.

Interest Expenses. Our interest expenses increased from US$0.1 million for the six months ended June 30, 2020 to US$1 million for the six months ended June 30, 2021, mainly attributable to the amortization of debt discounts from convertible debenture, as well as interest we paid for loans borrowed from our TRS trading service business partners.

Occupancy Expenses. Our occupancy expenses increased from US$323,000 for the six months ended June 30, 2020 to US$348,000 for the six months ended June 30, 2021, primarily due to the new office spaces we rented for our subsidiary in Singapore, partially offset by the rental reduction for our subsidiaries in Hong Kong as a result of COVID-19.

Marketing Expenses. Marketing expenses increased from US$0.2 million for the six months ended June 30, 2020 to US$0.5 million for the six months ended June 30, 2021, mainly due to marketing expenses incurred to maintain existing customers and develop new customers, and promote our businesses and branding activities.

Depreciation. Our depreciation expenses increased from US$22,000 for the six months ended June 30, 2020 to US$280,000 for the six months ended June 30, 2021, mainly attributable to the depreciation of newly acquired copyrighted trading software programs from March 2021.

Other Expenses. Other expenses increased from US$33,000 for the six months ended June 30, 2020 to US$312,000 for the six months ended June 30, 2021, mainly due to an increase in payment service charges.

Change in Fair Value of Warrant Liabilities

Change in Fair Value of Warrant Liabilities represents the mark-to-market fair value adjustments to the outstanding Public Warrants and Private Warrants issued in connection with the IPO of PAAC. The change in fair value of the outstanding Public and Private Warrants for the six months ended June 30, 2021 was a loss of US$2.4 million, compared to a gain of $0.4 million in the corresponding period of 2020. The change in fair value is the result of changes in market prices deriving the value of the financial instruments.

Income Tax Expenses

Our income tax expenses increased from US$3,000 for the six months ended June 30, 2020 to US$54,000 for the six months ended June 30, 2021, primarily due to the taxes paid as a result of IRS examination of PAAC’s tax return for the period ended September 30, 2019.

Net (loss)/ Income

As a result of the foregoing, we had net losses of US$10.1 million for the six months ended June 30, 2021 compared to a net income of US$2.8 million for the six months ended June 30, 2020.

Non-GAAP Financial Measures

Our calculation of Non-GAAP (loss) income (net loss or income before change in fair value of warrant liabilities, stock-based compensation and amortization of debt discounts) and Non-GAAP EPS differs from EPS based on net (loss) income because it does not include change in fair value of warrant liabilities, stock-based compensation and amortization of debt discounts. We use this information internally in evaluating our operations and believe this information is important to investors because it provides users of our financial information with additional useful information in evaluating operating performance for the periods and is more consistently comparable to the prior periods. Notwithstanding the foregoing, Non-GAAP (loss) income and EPS should not be considered an alternative to, or more meaningful than, net (loss) income and EPS as determined in accordance with GAAP. The following is a reconciliation of our net (loss) income to Non-GAAP (loss) income and GAAP EPS to our Non-GAAP EPS:

	Six months ended June 30,
	2021	2020
	US$	US$
Net (loss) income	(10,134,901)	2,788,317
Stock-based compensation	190,900	-
Amortization of debt discounts	783,994	-
Change in fair value of warrant liabilities	2,411,429	(414,440)
Non-GAAP (loss) income before change in fair value of warrant liabilities, stock-based compensation and amortization of debt discounts	(6,748,578)	2,373,877

Non-GAAP (loss) earnings per share for both Class A and Class B
- basic and diluted (i)	(0.34)	0.31

Weighted average Class A ordinary shares outstanding
- basic and diluted (i)	22,690,522	3,511,891

Weighted average Class B ordinary shares outstanding
- basic and diluted (i)	4,041,875	3,949,993

(i) Share and per share data have been retroactively restated to give effect to the reverse recapitalization

	Six months ended June 30,
	2021		2020
	Basic	Fully Diluted	Basic	Fully Diluted
(Loss) earnings per share for both Class A and Class B	(0.47)	(0.47)	0.37	0.37
Stock-based compensation	0.01	0.01	-	-
Amortization of debt discounts	0.03	0.03	-	-
Change in fair value of warrant liabilities	0.09	0.09	(0.06)	(0.06)
Non-GAAP (loss) earnings per share for both Class A and Class B (before change in fair value of warrant liabilities, stock-based compensation and amortization of debt discounts)	(0.34)	(0.34)	0.31	0.31

Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from our operations and capital injections from private placement financing transactions. As of June 30, 2021 and December 31, 2020, we had US$14.9 million and US$3.4 million of cash and cash equivalents (excluding cash held on behalf of clients), respectively; in addition, we had US$30.3 million and US$18,000 of securities owned at fair value, respectively. We have been able to meet our working capital needs in the past, and we believe that we will be able to meet our working capital needs in the foreseeable future, with our internal financial resources and cash flows from our operations.

Regulatory Capital Requirements

We are required to hold sufficient regulatory capital at both group and individual entity level to cover our risk exposures, among other financial obligations imposed by regulatory authorities in multiple jurisdictions our subsidiaries operate. The following table illustrates the minimum regulatory capital as established by the HKSFC, the Insurance Association (Hong Kong) and the CIMA that our subsidiaries were required to maintain as of June 30, 2021 and the actual amounts of capital that were maintained.

	As of June 30, 2021
	Minimum Regulatory Capital Requirements	Capital Levels Maintained	Excess Net Capital	Percent of Requirement Maintained
Operating Subsidiaries
Lion International Securities Group Limited	$386,292	1,171,495	785,203	303%
Lion Futures Limited	386,292	1,039,855	653,563	269%
Lion Asset Management Limited	12,876	43,415	30,539	337%
BC Wealth Management Limited	12,876	177,081	164,205	1375%
Lion Brokers Limited	9,704,983	12,495,487	2,790,504	129%
Total	$10,503,319	$14,927,333	$4,424,014	142%

Lion International Securities Group Limited (“LISGL”), Lion’s Hong Kong subsidiary, is licensed by the HKSFC to carry out regulated activities of Type 1, dealing in securities, and it provides securities margin financing, and Type 4, advising on securities, and it is not subject to specified licensing condition. LISGL is subject to the requirements of section 145 of the Security and Future Ordinance (Cap.571) (“SFO”). Under the rule, LISGL is required to maintain a minimum liquid capital of approximately US$386,000 (HK$3 million).

Lion Futures Limited (“LFL”), Lion’s Hong Kong subsidiary, is licensed by the HKSFC to carry out regulated activities of Type 2, dealing in future contracts, and Type 5, advising on futures contracts, and it is not subject to specified licensing condition. LFL is subject to the requirements of section 145 of the SFO. Under the rule, LFL is required to maintain a minimum liquid capital of approximately US$386,000 (HK$3 million).

Lion Capital Management Limited (“LCML”), Lion’s Hong Kong subsidiary, is licensed by the HKSFC to carry out regulated activities of Type 4, advising on securities, and it is subject to specified licensing condition, and Type 9, assets management and it is subject to specified licensing condition. LCML is subject to the requirements of section 145 of the SFO. Under the rule, LCML is required to maintain a minimum liquid capital of approximately US$13,000 (HK$100,000).

BC Wealth Management Limited (“BCWML”), Lion’s Hong Kong subsidiary, is a member of the Professional Insurance Brokers Association Limited (“PIBA”) and is engaged in the business of insurance brokerage services. BCWML is subject to the minimum requirements specified by the Insurance Authority (“IA”) under section 70(2) of the Ordinance. Under the rule, BCWML is required to maintain a minimum capital and net assets of approximately US$13,000 (HK$100,000).

Lion Broker Limited (“LBL”), Lion’s Cayman Island subsidiary, is registered Securities-Full license holder with the CIMA including Broker-dealer and Market Maker. LBL is subject to the requirements of the SIBL. Under the rule, LBL is required to maintain a capital level in excess of the financial resources’ requirement, which is defined as the sum of (i) counterparty requirement, (ii) position risk requirement, and (iii) the base requirement, which is the greater of (a) one quarter of relevant annual expenditure or (b) approximately US$120,000.

As of June 30, 2021, all of our operating subsidiaries were in compliance with their respective regulatory capital requirements.

The following table sets forth a summary of our cash flows for the periods indicated.

	Six months ended June 30,
	2021	2020
Net cash (used in) provided by operating activities	$(24,334,216)	$2,061,335
Net cash used in investing activities	(4,468,824)	(447,673)
Net cash provided by (used in) financing activities	39,725,188	(631,692)
Effect of exchange rate changes on cash	(18,678)	18,746
Net increase in cash and restricted cash	10,903,470	1,000,716
Cash and restricted cash at beginning of period	4,794,097	8,581,179
Cash and restricted cash at end of period	$15,697,567	$9,581,895

Operating Activities

Net cash used operating activities for the six months ended June 30, 2021 was US$24.3 million, primarily attributable to our net losses of US$10.1 million, as adjusted by (i) an increase of US$15.6 million in receivables from broker-dealers and clearing organizations including customer accounts, and (ii) an increase of US$30.3 million in securities owned. These were partially offset by (i) an increase of US$9.1 million in payables to customers and (ii) an increase of US$20.4 million in payables to broker-dealers and clearing organizations.

Net cash provided by operating activities for the six months ended June 30, 2020 was US$2.1 million, primarily attributable to our net income of US$2.4 million.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2021 was US$4.5 million, primarily attributable to (i) US$2.6 million paid for acquisition of mining machines, (ii) US$1.5 million of investment in private equity and (iii) short-term loans receivable to an unrelated party in an aggregate of US$1 million, partially offset by US$0.7 million of collection of such loans.

Net cash used in investing activities for the six months ended June 30, 2020 was US$448,000, primarily attributable to short-term loans receivable to unrelated parties in an aggregate of US$442,000, as well as US$5,000 payment for acquisition of trademarks.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2021 was US$40.0 million, primarily attributable to (i) US$33.0 million of proceeds from the exercise of warrants and options, (ii) US$6.3 million of proceeds from issuance of preferred shares and warrants, and (iii) US$0.8 million of proceeds from issuance of ordinary shares, partially offset by US$0.3 million of repayment of short term loans.

Net cash used in financing activities for the six months ended June 30, 2020 was US$0.6 million, primarily attributable to (i) payments for reverse recapitalization and ordinary shares issuance costs of US$1.8 million; (ii) repayment on short-term borrowings of US$0.9 million and (iii) dividends of US$0.4 million paid to Mr. Jian Wang, our then sole shareholder prior to Business Combination, partially offset by cash acquired of US$2.5 million in connection with our reverse recapitalization.

Contractual Obligations and Commitments

Operating Lease Obligations

We lease certain office premises under non-cancelable leases. Our total rental expenses for all operating leases were US$0.3 million and US$0.3 million for the six months ended June 30, 2021 and 2020, respectively. Other than operating lease commitments, we did not have any significant capital and other commitments, long-term obligations or guarantees as of June 30, 2021.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Capital Expenditures

Our capital expenditures consist primarily of expenditures for the purchase of fixed assets and long term investment. Our capital expenditures amounted to US$4.1 million and US$5,000 for the six months ended June 30, 2021 and 2020, respectively.